

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Raluca Dinu
Chief Executive Officer
GigCapital5, Inc.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

> **Re: GigCapital5, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 27, 2023**
> **File No. 333-269760**

Dear Raluca Dinu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2023 letter.

Amendment No. 2 to Registration Statement Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements, page 135

1.   With reference to the Net Tangible Assets Test disclosed on page A-73, please disclose your pro forma net tangible assets under each of your four scenarios. If any scenario results in less than $5,000,001 net tangible assets, please explain the appropriateness of reflecting such scenario(s).

Notes to Unaudited Pro Forma Condensed Combined Financial Statements , page 153

2.   We note your response to comment 8 which indicated the exercise price of the warrants are $4 and $4.25. Please reconcile $1,951,998 of cash received to the shares issued from exercise of QT imaging warrants on page 141.

3.   Adjustment J3 reflects a $90 million earnout liability. With reference to the terms of the earnout provision and the underlying assumptions you relied on, please expand your disclosures to explain how you determined the $90 million fair value.

The QT Scanner, page 230

4.   We note your revisions in response to our prior comment 9 and reissue in part. We note that you reference "clinical studies" in this section, but the only clinical study you identify is the ACCRUE study. Please clarify whether you have conducted any other clinical studies related to your QT scan and provide a description of each additional clinical study. Please also provide more detail about the ACCRUE study, including its purpose and scope, the study design, the amount of participants, the primary and secondary endpoints, whether it was powered to show statistical significance

Background of the Business Combination, page 325

5.   We note your response to our prior comment 11 and reissue the comment. Please substantially expand your disclosure of each of the nine potential business combination targets that the GigCapital5 management team and/or GigManagement considered. For example, without limitation, disclose for each of the nine potential targets the industry of the target's business, proposed valuations, who identified the target, who participated in negotiations with the target, when the target was identified and who initiated discussions with the target. To the extent that any preliminary negotiations occurred or preliminary proposals were submitted for any of the nine potential targets, please disclose all material proposal terms, including the subject and nature of any preliminary negotiations and any terms related transaction structure, valuation, and equity split distribution. We note, for example, your statement that discussions for some targets were terminated because "the parties were either unable to agree upon potential terms for a transaction, [or] GigCapital5 decided to move away from the process due to further information collected." Please elaborate. Additionally, please disclose for each of the nine potential targets when discussions ended and the specific reasons why GigCapital5 did not continue to pursue a business combination with the target.

6.   We note your revisions in response to our prior comment 12 and reissue in part. We note your statement that the proposed valuation of $151 million took into account "the state of valuations of both private and public companies throughout 2022, and in particular in the second half of the year which saw a decrease in valuation from the period considered in the comparable company analysis." Please revise to disclose the underlying assumptions of the state of valuations of both private and public companies and the decrease in valuations during the second half of the year, and how the Board considered those factors when evaluating the $151 million valuation.

Exhibits 23.1 and 23.2, page II-4

7.   Please update the consents to refer to the currently filed amendment number.

    You may contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jeffrey C. Selman, Esq.